PRESSLER PETROLEUM CONSULTANTS, INC.
550 CLUB DR., SUITE 100
HOUSTON, TEXAS 77316

TELEPHONE
713-904-1210

December 9, 2013

Mr. Warren M. Dillard
Vanguard Energy Corporation
1330 Post Oak Boulevard, Suite 1600
Houston, TX 77056

Re: Estimate of Proved Reserves and Net Revenue as of October 1, 2013

Dear Mr. Dillard:

Pursuant to your request, we have estimated future reserves and revenue associated with Vanguard Energy Corporation's ("Vanguard") ownership in assets located within the Batson Dome Field of Hardin County, Texas. The results of this evaluation, which was made as of October 1, 2013, are summarized below and a discussion of our analysis follows:

[illegible]	Gross Remaining Oil, bbl	Net Remaining Oil, Bbl	Net Total Revenue ($)	Capex ($)	Net Operating Costs ($)	Severance Tax ($)	Ad Valorem Tax ($)	Future Net Cashflow ($)	PV-10 ($)
Proved Developed Producing	97,033	70,220	7,298,371	222,500	1,984,864	335,725	139,253	4,616,030	3,856,728
Proved Developed Non-Producing	73,495	54,148	5,645,258	582,000	730,114	259,682	107,712	3,965,751	2,621,043
TOTAL	170,528	124,368	12,943,629	804,500	2,714,978	595,407	246,965	8,581,781	6,477,771

Flat price scenario $96.00/bbl NYMEX

Reserve Estimates:

Reserve quantities were estimated by extrapolation of established production trends or based on volumetric computations utilizing reasonable recovery factors. Pressler Petroleum Consultants, Inc. ("Pressler") utilized information provided by Vanguard including subsurface mapping, monthly and daily well production reports, and lease operating statements which provide historic monthly product sales volumes, sales revenues, and operating expenses. Vanguard also provided Authorizations for Expenditures ("AFE's") for future capital expenditures.

Reserve estimates were made using the stated assumptions, standard engineering methods, and reasonable engineering judgment. They do not necessarily reflect actual volumes recovered, production rates achieved, product prices and revenues received or expenses incurred in the future; those quantities may vary significantly from these estimates. The amounts of undiscounted future net income and discounted future net income should not be interpreted as fair market values for these interests.

There are significant uncertainties in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others may differ materially from those of Pressler. Production data subsequent to the date of these estimates may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

Environmental and Regulatory:

The wells evaluated herein, may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies that are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities in this report.

No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.

In preparing this evaluation, Pressler relied on information as described above, some of which was not independently verified by Pressler. We did not make a field inspection of the properties.

Proved Reserves Discussion

Proved Developed Producing Reserves – Proved Developed Producing reserves are derived from 12 producing vertical wells in Hardin County, Texas which target various sands in the Batson Dome Field. We updated production data provided by Vanguard

Proved Developed Non-Producing Reserves – Multiple sands have been identified by Vanguard within the Milhorn and Coline leases. In general, Proved Developed Non-Producing reserves have been scheduled with a maximum project life of 3 years and to begin producing immediately following the depletion of a deeper zone, with the exception of the FU sand which life extends beyond 3 years.

Product Price Assumptions

Oil Price – We forecasted future revenues based on flat SEC price assumption of $96.00/bbl, which is the un-weighted arithmetic average of the first-of-the-month posted oil prices from November 2012 through October 2013. Commodity price forecasts are not escalated in the future.

Gas Price – Historical operating data shows no gas sales during the 12-month period provided. Accordingly, Pressler did not forecast any future reserves or revenues associated with gas production.

Oil price differentials and deductions – Gravity and basis adjustments may result in positive or negative differences between the actual wellhead received price and WTI. Based on historical revenue data provided by Vanguard, we utilized between a -$2.70 deduct to a $12.16 bonus to NYMEX oil price, depending on the producing sand.

Operating Costs

Historical operating costs were provided by Vanguard, and forecasts for future costs were derived from historic actual expenses. Operating costs for individual wells range from $1,448/month to $9,048/month. Some cases do reflect multiple wells on a lease. The cash flow projections reflect state severance taxes and ad valorem taxes where applicable, but do not account for federal income tax.

Capital Costs

The cash flows include estimated capital expenditures necessary to recomplete existing wells to produce the Non-producing reserves. Vanguard provided an AFE for the Milhorn #4 and Pressler scheduled costs at $60,000 per re-completion. Plug and abandonment costs were carried forward from the previous report.

Ownership

The ownership interests and property identification were accepted as provided by Vanguard and incorporated into our analysis.

Thank you for providing the opportunity to prepare this evaluation. Should you have any questions concerning this report, please do not hesitate to call.

Sincerely,
Pressler Petroleum Consultants, Inc.
Firm Registration # 7807

Vivian Salinas
Petroleum Engineer

Stan S. Valdez
President

Case Name	Reserve Class	Reservoir	Gross Remaining Oil, Bbl	Net Remaining Oil, Bbl	Net Total Revenue ($)	Capex ($)	Severance Tax ($)	Ad-Valorem Tax ($)	Net Operating Costs ($)	Future Net Cashflow ($)	PV-10 ($)
COLINE 1V+2V+4V+5V	01PDP	Various	66,094	47,588	4,945,783	128,500	227,506	94,366	1,604,210	2,891,202	2,230,077
COLINE 3V	01PDP	2450 Sand	922	615	64,614	4,000	2,972	1,233	49,367	7,042	7,056
COLINE 6V	01PDP	FRIO	1,635	1,177	120,968	11,000	5,565	2,308	67,635	34,460	33,603
COLINE 7V	01PDP	A1 Sand	8,138	5,859	546,663	17,000	25,146	10,430	86,573	407,513	385,941
GULF FEE (V1 + V2)	01PDP	UNKNOWN	-	-	-	-	-	-	-	-	-
MILHORN 5 WELLS	01PDP	UNKNOWN	20,245	14,981	1,620,343	62,000	74,536	30,916	177,079	1,275,813	1,200,051
	01PDP Total		97,033	70,220	7,298,371	222,500	335,725	139,253	1,984,864	4,616,030	3,856,728
COLINE 1V BP	02PNP	2450 SAND	3,440	2,477	260,089	54,000	11,964	4,962	69,779	119,383	107,509
COLINE 5V BP	02PNP	A1 SAND	6,114	4,402	410,701	54,000	18,892	7,836	122,944	207,029	149,966
COLINE 7V BP	02PNP	TOP FRIO SAND	2,340	1,685	173,184	54,000	7,966	3,304	46,519	61,394	46,427
MILHORN V3 BP 1	02PNP	2430sd + 2460sd Commingled	13,996	10,357	1,120,231	60,000	51,531	21,374	68,056	919,270	745,458
MILHORN V4 BP 1	02PNP	2300sd	4,629	3,426	370,508	60,000	17,043	7,069	46,336	240,059	158,543
MILHORN V4 BP 2	02PNP	2030sd	2,161	1,599	173,001	60,000	7,958	3,301	34,752	66,990	33,220
MILHORN V4 BP 3	02PNP	FU SD	14,166	10,483	1,069,220	60,000	49,184	20,401	130,320	809,315	308,216
MILHORN V5 BP 1	02PNP	2216sd + 2300sd Commingled	10,321	7,638	826,104	60,000	38,001	15,762	46,336	666,005	609,978
MILHORN V5 BP 3	02PNP	2030sd	2,161	1,599	173,001	60,000	7,958	3,301	34,752	66,990	44,924
MILHORN V5 BP 4	02PNP	FU SD	14,166	10,483	1,069,220	60,000	49,184	20,401	130,320	809,315	416,804
	02PNP Total		73,495	54,148	5,645,258	582,000	259,682	107,712	730,114	3,965,751	2,621,043
	Grand Total		170,528	124,368	12,943,629	804,500	595,407	246,964	2,714,977	8,581,781	6,477,771